January 28, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds

Re:	Vlov, Inc.
Amendment to Registration Statement on Form S-1
Filed October 27, 2010
File No. 333-163803
Form 10-K/A for Fiscal Year Ended
December 31, 2009
Filed October 27, 2010
File No. 000-53155

Dear Ms. Reilly and Mr. Lopez:

On behalf of Vlov, Inc. (the “Company” or “Vlov”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated January 24, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form S-1, amendment 4 filed December 29, 2010

1.	We note your response to comment one of our letter dated November 12, 2010. Please note that we will require sufficient time to review your exhibit after it is filed.

Response:  A copy of a separate legal opinion letter by the  Company’s PRC legal counsel  AllBright Law Offices, which is responsive to the SEC Staff’s previous comment number one in its November 12, 2010 Letter is attached as Exhibit 99.2 to Amendment No. 5 of the Form S-1 Registration Statement (“Form S-1/A5”) and its serves as the basis for the Company’s statement that Chinese regulations concerning foreign ownership of Chinese domestic companies shouldhave no impact on the proposed transfer of Yinglin Jinduren’sbusiness to, and the conduct of such business by, China Dong Rong because there are no restrictions or prohibitions against wholly foreign ownedenterprises like China Dong Rong from operating clothing manufacturing and sales businesses in China provided requisite government approvals in connection with such transferred business, if required, (e.g. PRC Trademark Office approval of the transfer of ownership of trademarks), have been obtained for such transfer.  A copy of the revised version of the legal opinion letter from AllBright Law Offices that was previously attached as Exhibit 99.1 to the registration statement with the last sentence of the letter removed in response to the SEC Staff’s comment number 42 in its June 21, 2010 comment letter is also included as Exhibit 99.1 to the Form S-1/A5.

2.
We reissue prior comment two of our letter dated November 12, 2010, as it is still unclear what factors determine when Mr. Wu executes the transfer. Your revised disclosure refers to “working on the transfer with PRC authorities” during the first quarter of 2011. Please revise to clarify (a) on what basis you believe the transfer will occur in the first quarter of 2011, (b) what factors determine when the transfer occurs, including whether the sole delay is approval from authorities (c) whether or not Mr. Wu will decide the timing, subject to regulatory approval, and (d) how the transfer will be accomplished. With respect to (d), it is unclear if all existing assets of Yinglin Jinduren will be transferred to China Dong Rong through a reverse merger or otherwise. Please revise accordingly.

Response:The Company has added a new section titled “Planned Transfer to China Dong Rong” starting on page 34 of the Form S-1/A5 to discuss in more detail the planned transfer of the business operations of Yinglin Jinduren to China Rong Dong.  The following must occur in order to complete the planned transfer: (a) the Company’s receipt of approval of its pending application with the PRC Trademark Office for the transfer of the Company’s trademarks from Yinglin Jinduren to China Dong Rong;  (b) the transfer of all sales contracts with Yinglin Jinduren’s current clients to China Dong Rong; and (c) the transfer to China Dong Rong of all essential assets from Yinglin Jinduren that are needed to conduct sales and marketing operations (hereinafter the “Sales and Marketing Assets”).  The Company believes that the planned transfer will be completed in the first quarter of 2011 because it has commenced the corporate actions needed to carry out the above-described steps, and it anticipates such actions can be completed during the first quarter of 2011.  With respect to the transfer of the trademarks, the timing for completion of such transfer is subject to receipt of the PRC Trademark Office’s approval, which the Company currently anticipates will occur in the first quarter of 2011.  The Company also currently anticipates the transfer of all sales contracts of Yinglin Jinduren’s current customers will be completed during the first quarter of 2011; however, as the Company also wants to effectuate such transfers with minimal disruption to the customers and the Company’s business, the transfer for some of the sales contracts may not occur by the end of the first quarter of 2011.  Until a sales contract is transferred to China Dong Rong, Yinglin Jinduren will continue to service such contract.  The Company anticipates it will transfer ownership of the Sales and Marketing Assets toward the end of first quarter of 2011 at the discretion of Mr. Wu, depending on the progress of the transfer of the sales contracts.  The transfer of the Sales and Marketing Assets will be accomplished through an asset transfer agreement that the Company anticipates will be executed between Yinglin Jinduren and China Dong Rong at the time such transfer is to occur.  The Company now outsources 100% of its product manufacturing and thus, in conjunction with this planned transfer, the Company is also planning to sell the assets of Yinglin Jinduren other than the Sales and Marketing Assets.  These manufacturing-related assets include manufacturing equipment, land use rights and the building housing its manufacturing facilities.  The proceeds from the sale of these manufacturing-related assets will be distributed to HK Dong Rong which, in turn, will transfer such proceeds into China Dong Rong.  The sale of land use rights and the building shall also be subject to PRC government approval, which may take up to three months after entry into the sales agreements with the potential buyers which have yet to be identified.  The Company intends to exit from the contractual arrangements with Yinglin Jinduren only after both the planned transfer and the sale of the manufacturing-related assets have been completed; however, the actual timing for the sale of the manufacturing-related assets will have no impact on the timing and completion of the planned transfer as currently anticipated by the Company.

3.
In this regard, please revise to provide tabular disclosure, similar to what you provide on page eight of your Form 10-K, of your corporate structure and contractual arrangements before and after the transfer.

Response: A tabular disclosure (including before and after corporate structure diagrams) has been provided starting on page 34 of the Form S-1/A5 describing the Company’s corporate structure after the planned transfer, the sale of Yinglin Jinduren’s manufacturing-related assets and the Company’s exit from the contractual arrangements with Yinglin Jinduren have been completed.

4.
With a view to revised disclosure, advise us if and how the planned transfer affects (a) potential conflicts with management and others similar to disclosure appearing on page nine, (b) limitations on your ability as a holding company to receive distributions from the entities conducting your operations, and (c) requirements under SAFE.

Response: Under the new section titled “Planned Transfer to China Dong Rong” starting on page 35 of the Form S-1/A5, we discuss the potential effects that the planned transfer and the exit from the contractual arrangements with Yinglin Jinduren, after both are completed, would have on the Company and its disclosures, including the risk factors related to the Company’s contractual arrangements with Yinglin Jinduren, in the Form S-1/A5.  The effects discussed in the Form S-1/A5 include:

(a)
The Company would directly own and control our PRC business operations after the business operations are transferred to China Dong Rong, which is our wholly owned PRC subsidiary through our wholly owned holding subsidiaries PXPF and HK Dong Rong.

(b)
The potential conflicts of interest with Yinglin Jinduren’s management, as discussed in the risk factor on page 9 of the Form S-1/A5 titled “Management members of Yinglin Jinduren have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse” would no longer exist because the Company will exit from the contractual arrangements with Yinglin Jinduren after the completion of the planned transfer and the sale of the manufacturing-related assets as such contractual arrangements would no longer be needed since the business operations now conducted by Yinglin Jinduren will have been transferred over to China Dong Rong.

(c)
The risks related to our current corporate structure as they relate to the contractual arrangements that are discussed in our risk factors starting on page 8 of this prospectus under the heading “Risks Related to Our Corporate Structure” including the applicable risks and limitations on our holding company’s ability to receive distributions from the Yinglin Jinduren would no longer apply because after the transfer, the contractual arrangements will be terminated and such transfer would provide the Company direct control over its operating business and revenues through its control of China Dong Rong.

(d)
Since the planned transfer does not involve a foreign currency exchange transaction, the planned transfer has no effect on the requirements for the Company and its officers in regards to SAFE regulations.

5.
Also with a view to revised disclosure beginning on page 55 and where appropriate, advise us of the status of the matters referenced in the last paragraph on page 33, including the hiring of a majority of independent directors, establish audit, compensation and nominating committees, and any liquidated damages pursuant to the securities purchase agreement. It is unclear, for example, if such committees are currently operating or when they are anticipated to begin operating.

Response: The Company has revised its disclosures on pages 57 and 58 of the Form S-1/A5 under the headings “Board of Directors” and “Director Independence” to disclose that the Company’s board of directors consists of 5 members, not 6 members as inadvertently stated previously on page 55, three or a majority of which are “independent directors.”  The Company’s audit, compensation and nominating committees, as previously disclosed on page 55, were established on March 20, 2010.  The Company has added disclosures on page 58 of the Form S-1/A5 under the descriptions provided for the audit, compensation and the nominating committees stating that the audit, compensation and nominating committees began operating in May, April and June of 2010, respectively.  The Company has also added disclosures on page 37 of the Form S-1/A5 that discusses the liquidated damages the Company has accrued as a result of its failure to have this registration statement on Form S-1 declared effective as of May 26, 2010.

Executive Compensation, page 56

6.	Please revise to provide updated executive compensation disclosure.

Response:  The Company has provided updated executive compensation disclosures on page 59 of the Form S-1/A5.

Consolidated Financial Statements, page F-1

Consolidate Balance Sheets at September 30, 2010 and 2009, page F-2

7.
We note that your September 30, 2010 trade deposits paid to apparel suppliers balance of $5,796,000 was approximately 16% of total assets at that date. Please revise the footnotes to your financial statements to describe your accounting policy for trade deposits. Include a description of what the amounts paid to your apparel suppliers and recorded as trade deposits represent, and discuss the point at which you expense the amounts paid in your revised disclosure.

Response:We have revised the financial statement footnotes by adding note 1(k) on page F-8 of the Form S-1/A5 to further describe our accounting for trade deposits, and adding note 4 on page F-12 of the Form S-1/A5, which shows the balance and concentration of balance composition. We have also revised language in our disclosures regarding liquidity and capital resources discussion on page 53 for the nine months ended September 30, 2011 of the Form S-1/A5 to further expand the discussion as to the increase in our trade deposits as a result of the 100% outsourcing of our manufacturing.

Notes to the Consolidated Financial Statements (unaudited), page F-6

(1) Summary of Significant Accounting Policies, page F-6

(a) Description of business organization, page F-6

8.
We note that on November 19, 2009, HK Dong Rong incorporated Dong Rong (China) Co., Ltd. in the PRC as its wholly-owned subsidiary (“China Dong Rong”) with registered capital of $8 million, and it is the intention of the Company and the equity owners of Yinglin Jinduren to transfer the business operations of Yinglin Jinduren to China Dong Rong. Please tell us if you are currently subject to the government-mandated statutory reserve requirement of 50% of China Dong Rong’s registered capital or will become subject to this requirement upon the transfer of the operations of Yinglin Jinduren to China Dong Rong and, if so, revise to disclose the significant increase in your statutory reserve requirement as applicable in your footnotes and discussion of liquidity and capital resources on page 51. In this regard, it appears to us that China Dong Rong’s statutory reserve requirement would be $4 million (i.e. 50% of its registered capital of $8 million) which represents a significant increase from Yinglin Jinduren’s fully funded statutory reserves of $913,000 at September 30, 2010. To the extent that your statutory reserve requirement has not or will not increase, please explain to us why.

Response:

The indented paragraph below is a supplemental response in connection with our Form S-1/A5 after discussion with the SEC Staff and we do not plan to include such discussion in our Form S-1/A5.

We have been advised by our PRC counsel that China Dong Rong can amend its articles of incorporation to lower its mandatory statutory reserve requirement to $4 million prior to November 19, 2011 so that the Company would not have to make any further capital contributions. As such, we will not record the potential $4 million registered capital contribution requirement at this time as we believe that we can amend the articles of incorporation to lower the statutory reserve requirement so that no additional contribution would be necessary. If we learn that we are unable to amend the articles of incorporation’s statutory reserve requirement, we will then reflect the registered capital contribution requirement on our financial statements. Our amendment to the articles of incorporation to lower China Dong Rong’s required registered capital amount is subject to the approval of the local Department of Commerce and Administration for Industry and Commerce.

Unless we amend our articles of incorporation to lower our registered capital contribution requirement, the Company will be subject to the mandatory statutory reserve requirement of $4 million or 50% of China Dong Rong’s registered capital of $8 million because China Dong Rong is already a wholly owned subsidiary of the Company through its wholly owned subsidiaries PXPF and HK Dong Rong.  As to the $4 million already contributed, there are no restrictions on these funds and therefore it is not reflected as a statutory reserve.

To reflect the above in our Form S-1/A5, we have added a risk factor under “Risks Related to Our Corporate Structure” on page 9 of the Form S-1/A5, and further disclosures in our discussion of liquidity and capital resources on page 51 and in footnote 1(a) on page F-7 discussing the funding requirement by November 19, 2011 unless we amend China Dong Rong’s registered capital contribution requirement.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours,

LKP Global Law, LLP

/s/ Dominador Tolentino
Dominador Tolentino, Esq.